[ROYAL BANK OF CANADA LOGO]	Filed Pursuant to Rule 425 of the Securities Act of 1933 Filer: Royal Bank of Canada Subject company: Centura Banks, Inc. Centura Banks, Inc. Exchange Act File Number: 001-10646

MEMORANDUM

James T. Rager
 Vice Chairman

Date:	January 26, 2001

To:	Employees of Security First Network Bank and Prism Financial Corporation

Subject:	Acquisition of Centura Banks, Inc.

Earlier today, Royal Bank announced the acquisition of Centura Banks, Inc. based in Rocky Mount, North Carolina. Centura's team of 3,600 employees manage assets of over US$11 billion and maintain client relationships with over 420,000 households.

The transaction is valued at US$2.3 billion and represents the largest acquisition in our 131 year history. Subject to regulatory approval, as well as approval from the shareholders of Centura and other customary closing conditions, we expect the transaction to be completed by mid-summer. Following completion of the transaction, the firm will be renamed RBC Centura Banks, Inc.

The acquisition of Centura is a significant and exciting milestone towards our goal of creating a North American growth platform as it now provides us with the critical mass necessary to aggressively execute our strategy in the U.S. Centura is an excellent franchise with an outstanding management team, strong customer focus, and a history of innovation. More importantly, Centura's strategic objectives and cultural values are very similar to ours, which will ensure a smooth transition as it becomes the focal point of our retail banking activities in the United States

What does this acquisition mean for RBFG growth in North America? The acquisition of Centura gives us a significant and immediate footprint in the U.S. It provides us with the critical mass of customers we've been looking for and will allow us to build capabilities on a North American basis, particularly in the areas of Client Relationship Management, Knowledge-Based Industries, residential mortgages and homebuilder financing.

Centura emphasizes a customer and shareholder-driven strategy very similar to RBFG's, and will be an excellent platform for growth, both organically and by leveraging the capabilities and synergies of our existing U.S. businesses. Centura provides services through convenient delivery channels, consisting of Centura.com, an Internet banking platform with links to on-line insurance and brokerage services; telephone banking; a network of 254 ABMs; and 241 traditional and in-store branches in the Carolinas and Virginia. Centura is organized around three major business platforms; Personal & Commercial Banking, Wealth Management, and Insurance, all of which complement our existing U.S. business operations including Security First Network Bank, Prism Financial Corporation, Liberty Life Insurance Company and Liberty Insurance Services Corporation, and Dain Rauscher Corporation.

The real value to our existing U.S. businesses comes from being able to offer each other's clients a much broader range of products and an integrated customer experience,

significantly increasing revenue-generating opportunities.

For example, SFNB's 60,000 customers will benefit from potential access to Centura products, such as mutual funds and lending products, and to Centura branches, i.e. "bricks and clicks". Prism will benefit from many new cross-selling opportunities, such as offering Centura products in Prism markets, and introducing Prism products, including the Prism "Builders" program, in Centura markets. Centura operates in some of the fastest growing areas in the U.S. in terms of population, income and number of households. Centura's network of 241 branches and Prism's existing sales office network also provides the opportunity to share selected sales offices in high potential markets.

We also see significant cross-selling opportunities with our Liberty operations, and will explore the opportunity to sell Liberty products thorough Centura branches, having Liberty agents located in selected Centura locations, and selling Centura products through Liberty locations. Similar opportunities exist to leverage capabilities with Dain Rauscher Corporation.

What does this acquisition mean for employees? For the time being, it will be business as usual for all of us at RBFG. Following completion of the transaction, which we expect to close by mid-summer, we will be looking for opportunities to best leverage the synergies between Centura and our other U.S. businesses, particularly with respect to P&CB functional and back office groups. We hope to manage any changes largely through business growth and attrition (people who leave the organization of their own accord), and to retain employees who have a strong performance record, and who possess the required competencies and flexibility to assume other positions within the organization. But any time we are restructuring, we must accept that change will affect different people in different ways. Each situation will be managed individually, with every effort made to find the best solution for the employee and the organization.

How will we manage change? Maintaining open lines of communication is critical during times of change, and you have our collective commitment to provide candid and timely information as this transaction unfolds. Treating people fairly is one of the eight Guiding Principles that govern all member companies of Royal Bank Financial Group. Our Workplace Transition Practices, which are outlined on the attached page, have been developed to clearly demonstrate this principle. These practices represent the ground rules we will follow when supporting employees affected by change.

Over the past two years, RBFG has reinvested more than C$3.4 billion in new acquisitions and alliances in Canada, Europe, Australia, and the U.S. Our efforts to manage costs and reinvest capital across the organization have made Centura and other acquisitions possible. All of our five business divisions have a global mandate, with a particular emphasis on U.S. expansion. Today's announcement is a very important step further in implementing this strategy and in building a strong presence in the U.S. Centura will play an important role as we continue to grow our U.S.-based businesses, and we are extremely pleased at the prospect of adding their talented people to Royal Bank Financial Group.

You'll find more information about this acquisition in the attached News Release and Questions & Answers.

Regards.

WORKPLACE TRANSITION PRACTICES

These practices support all employees within Royal Bank Financial Group impacted by workplace change. It is intended that our conduct, individually and collectively, will be governed by these practices. To reflect the diversity of our businesses, we will measure our practices against leading employers in our various markets.

TREAT PEOPLE FAIRLY

Employees whose jobs are affected during periods of change will be treated with fairness and respect in a manner consistent with the principles and values of Royal Bank Financial Group.

TELL THE TRUTH AT ALL TIMES

Employees will receive ongoing, candid, and honest information on all aspects of their employment situation. All information will be communicated as promptly as possible.

INVOLVE EMPLOYEES

Member companies of Royal Bank Financial Group are committed to engage employees affected by organizational change in ongoing communication and, where possible, ensure they are involved in implementation of the change.

PROVIDE LEARNING OPPORTUNITIES TO MAXIMIZE EMPLOYABILITY

Member companies of Royal Bank Financial Group will continue to provide the learning environment and opportunities to assist employees in developing the skills and competencies necessary to adapt to a changing work environment and to maximize the opportunity to remain employable.

MAXIMIZE EMPLOYMENT OPPORTUNITIES

Positions that become available within Royal Bank Financial Group will be staffed based on a careful assessment of each individual's skills, competencies, performance record and potential against the requirements of the position. Whenever appropriate, hiring practices will be managed to maximize internal employment opportunities for employees.

PROVIDE FINANCIAL AND CAREER TRANSITION SUPPORT

If, within a reasonable period of time, a position cannot be found within the organization, a severance package will be provided. The package will include professional career transition assistance where appropriate.